SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 1)


                              Day Runner, Inc.
------------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, Par Value $0.001 Per Share
------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 239545205
------------------------------------------------------------------------------
                               (CUSIP Number)


                       Osmond Acquisition Company LLC
                              Day Holdings LLC
                            KAYSUN Holdings LLC
                       Sunrise Capital Partners, L.P.
                           Sunrise Advisors, LLC
                           Arbco Associates, L.P.
              Kayne Anderson Diversified Capital Partners, L.P

                     (Name of Persons Filing Statement)


                             Lawrence S. Coben
                       Osmond Acquisition Company LLC
                              685 Third Avenue
                                 15th Floor
                       New York, New York 10017-4024
                         Telephone: (212) 582-3015
------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               August 8, 2001
------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |.







CUSIP No. 239545205           SCHEDULE 13D               Page 2 of 15 Pages
------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              OSMOND ACQUISITION COMPANY LLC

------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) | |
                                                                   (b)  X

------------------------------------------------------------------------------
3             SEC USE ONLY

------------------------------------------------------------------------------
4             SOURCE OF FUNDS

              Not Applicable

------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS      |  |
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

------------------------------------------------------------------------------
 NUMBER OF                   7      SOLE VOTING POWER
SHARES
BENEFICIALLY                        0
OWNED BY                     -------------------------------------------------
EACH                         8      SHARED VOTING POWER
REPORTING
PERSON                              23,200,000
WITH                         -------------------------------------------------
                             9      SOLE DISPOSITIVE POWER

                                    11,600,000
                             -------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    0
------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              23,200,000

------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES          | |

------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              90.6%

------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              OO
------------------------------------------------------------------------------



CUSIP No. 239545205             SCHEDULE 13D               Page 3 of 15 Pages

------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              DAY HOLDINGS LLC

------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) | |
                                                                       (b) X

------------------------------------------------------------------------------
3             SEC USE ONLY

------------------------------------------------------------------------------
4             SOURCE OF FUNDS

              Not Applicable

------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          | |
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

------------------------------------------------------------------------------
NUMBER OF                  7      SOLE VOTING POWER
SHARES
BENEFICIALLY                      0
OWNED BY                   ---------------------------------------------------
EACH                       8      SHARED VOTING POWER
REPORTING
PERSON                            23,200,000
WITH                       ---------------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                  6,275,600
                           ---------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  5,324,400
------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              23,200,000

------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                | |

------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              90.6%

------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              OO
------------------------------------------------------------------------------




CUSIP No. 239545205             SCHEDULE 13D               Page 4 of 15 Pages

------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              KAYSUN HOLDINGS LLC

------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) | |
                                                                      (b) X

------------------------------------------------------------------------------
3             SEC USE ONLY

------------------------------------------------------------------------------
4             SOURCE OF FUNDS

              Not Applicable

------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS     |  |
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

------------------------------------------------------------------------------
NUMBER OF                     7        SOLE VOTING POWER
SHARES
BENEFICIALLY                           23,200,000
OWNED BY                      ------------------------------------------------
EACH                          8        SHARED VOTING POWER
REPORTING
PERSON                                 0
WITH                          ------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       23,200,000
                              ------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       0

------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              23,200,000

------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                        | |

------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              90.6%

------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              OO
------------------------------------------------------------------------------





CUSIP No. 239545205             SCHEDULE 13D            Page 5 of 15 Pages

------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              SUNRISE CAPITAL PARTNERS, L.P.

------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) | |
                                                                     (b) X

------------------------------------------------------------------------------
3             SEC USE ONLY

------------------------------------------------------------------------------
4             SOURCE OF FUNDS

              Not Applicable

------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS      | |
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

------------------------------------------------------------------------------
NUMBER OF                     7       SOLE VOTING POWER
SHARES
BENEFICIALLY                           0
OWNED BY                      ------------------------------------------------
EACH                          8       SHARED VOTING POWER
REPORTING
PERSON                                23,200,000
WITH                          ------------------------------------------------
                              9       SOLE DISPOSITIVE POWER

                                      11,600,000
                              ------------------------------------------------
                             10       SHARED DISPOSITIVE POWER

                                      0
------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              23,200,000

------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                 | |

------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              90.6%

------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              PN
------------------------------------------------------------------------------




CUSIP No. 239545205              SCHEDULE 13D            Page 6 of 15 Pages

------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              SUNRISE ADVISORS, LLC

------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) | |
                                                                   (b) X

------------------------------------------------------------------------------
3             SEC USE ONLY

------------------------------------------------------------------------------
4             SOURCE OF FUNDS

              Not Applicable

------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS         | |
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

------------------------------------------------------------------------------
NUMBER OF                     7        SOLE VOTING POWER
SHARES
BENEFICIALLY                           0
OWNED BY                      ------------------------------------------------
EACH                          8        SHARED VOTING POWER
REPORTING
PERSON                                 23,200,000
WITH                          ------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       11,600,000
                              ------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       0

------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              23,200,000

------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                | |

------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              90.6%

------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              OO
------------------------------------------------------------------------------



CUSIP No. 239545205            SCHEDULE 13D             Page 7 of 15 Pages

------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              ARBCO ASSOCIATES, L.P.

------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) | |
                                                                      (b) X

------------------------------------------------------------------------------
3             SEC USE ONLY

------------------------------------------------------------------------------
4             SOURCE OF FUNDS

              Not Applicable

------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS         | |
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              CALIFORNIA

------------------------------------------------------------------------------
NUMBER OF                     7        SOLE VOTING POWER
SHARES
BENEFICIALLY                           0
OWNED BY                      ------------------------------------------------
EACH                          8        SHARED VOTING POWER
REPORTING
PERSON                                 23,200,000
WITH                          ------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       0
                              ------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       1,960,400

------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              23,200,000

------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                 |  |

------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              90.6%

------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              PN
------------------------------------------------------------------------------



CUSIP No. 239545205           SCHEDULE 13D               Page 8 of 15 Pages

------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              KAYNE ANDERSON DIVERSIFIED CAPITAL PARTNERS, L.P.

------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) | |
                                                                    (b) X

------------------------------------------------------------------------------
3             SEC USE ONLY

------------------------------------------------------------------------------
4             SOURCE OF FUNDS

              Not Applicable

------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS     | |
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              CALIFORNIA

------------------------------------------------------------------------------
NUMBER OF                     7        SOLE VOTING POWER
SHARES
BENEFICIALLY                           0
OWNED BY                      ------------------------------------------------
EACH                          8        SHARED VOTING POWER
REPORTING
PERSON                                 23,200,000
WITH                          ------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       0
                              ------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       3,364,000

------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              23,200,000

------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                   | |

------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              90.6%

------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              PN
------------------------------------------------------------------------------





                       SCHEDULE 13D - AMENDMENT No. 1

         This statement ("Amendement No. 1") amends the Schedule 13D dated June 4, 2001 (the "Schedule 13D"), originally filed by Osmond Acquisition Company LLC, a limited liability company organized under the laws of the state of Delware, Day Holdings LLC, a limited liability company organized under the laws of the state of Delaware, Arbco Associates, L.P., a limited partnership organized under the laws of the state of California, and Kayne Anderson Diversified Capital Partners, L.P., a limited partnership organized under the laws of the state of California. Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

Item 2.   Identity and Background.

         This Amendment No. 1 is being jointly filed by Osmond Acquisition Company LLC, a limited liability company organized under the laws of the state of Delaware ("Osmond"), Day Holdings LLC, a limited liability company organized under the laws of the state of Delaware ("Day Holdings"), KAYSUN Holdings LLC, a limited liability company organized under the laws of the state of Delaware ("KAYSUN Holdings"), Sunrise Capital Partners, L.P., a limited partnership organized under the laws of the state of Delaware ("Sunrise"), Sunrise Advisors, LLC, a limited liability company organized under the laws of the state of Delaware ("Sunrise Advisors"), Arbco Associates, L.P., a limited partnership organized under the laws of the state of California ("Arbco"), and Kayne Anderson Diversified Capital Partners, L.P., a limited partnership organized under the laws of the state of California ("KADCP"). Osmond, Day Holdings, KAYSUN Holdings, Sunrise, Sunrise Advisors, Arbco and KADCP are collectively referred to herein as the "Reporting Persons."

         Pursuant to the requirements of General Instruction C to Schedule 13D, information contained in this Schedule 13D is also provided for the following persons:

          (i) Principals of Sunrise Advisors, as set forth on Schedule I attached hereto;

          (ii)  Kayne Anderson Capital Advisors, L.P. ("Kayne Anderson");

          (iii) Kayne Anderson Investment Management, Inc. ("KAIM"), the general partner of Kayne Anderson; and

          (iv)  Executive Officers and Directors of KAIM as set forth on
                Schedule II attached hereto.

Osmond Acquisition Company LLC

         Osmond is a Delaware limited liability company, the sole member of which is Sunrise. Osmond was formed to acquire certain debt interests of Day Runner, as further described in Item 4 below. The principal business address of Osmond, which also serves as its principal office, is 685 Third Avenue, 15th Floor, New York, New York 10017.

Sunrise Capital Partners, L.P.

         Sunrise is a limited partnership organized under the laws of the state of Delaware. Sunrise is a private investment fund. The principal business address of Sunrise, which also serves as its principal office, is 685 Third Avenue, 15th Floor, New York, New York 10017.

Sunrise Advisors, LLC

         Sunrise Advisors is a Delaware limited liability company, the principal business of which is serving as the general partner of Sunrise. As general partner of Sunrise, Sunrise Advisors manages and controls the affairs of Sunrise including making all investment decisions for Sunrise which include decisions to buy, sell or hold securities which comprise the assets of Sunrise. The principal business address of Sunrise Advisors, which also serves as its principal office, is 685 Third Avenue, 15th Floor, New York, New York 10017.

KAYSUN Holdings LLC

         KAYSUN Holdings is a Delaware limited liability company. KAYSUN Holdings was formed to acquire and hold debt or equity interests in or assets of Day Runner. The managing members of KAYSUN Holdings are Kayne Anderson and Sunrise. The principal business address for KAYSUN Holdings, which also serves as its principal office is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

Day Holdings LLC

         Day Holdings is a Delaware limited liability company, the managing member of which is Kayne Anderson. Day Holdings was formed to acquire certain debt interests of Day Runner, as further described in Item 4 below. The other members include partnerships, including among others, Arbco and KADCP, for which Kayne Anderson serves as general partner and investment adviser, principals of Kayne Anderson and other individuals. The principal business address of Day Holdings, which also serves as its principal office, is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

Arbco Associates, L.P.

         Arbco is a private investment fund. Arbco, by virtue of its membership interests in Day Holdings, is a beneficial owner of more than 5% of the common stock of Day Runner. The principal business address of Arbco, which also serves as its principal office, is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

Kayne Anderson Diversified Capital Partners, L.P.

         KADCP is a private investment fund. KADCP owns 10% of the membership interests of Day Holdings. The principal business address of KADCP, which also serves as its principal office, is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

Kayne Anderson Capital Advisors, L.P.

         Kayne Anderson is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Kayne Anderson is a limited partnership organized under the laws of California. The principal business address of Kayne Anderson, which also serves as its principal office, is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

Kayne Anderson Investment Management, Inc.

         KAIM is a Nevada corporation, the principal business of which is the majority ownership of Kayne Anderson.

         The name, citizenship, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of each of Sunrise Advisors and Kayne Anderson Investment are set forth on Schedules I and II which are incorporated herein by reference.

         During the last five years, none of the persons or entities set forth in Item 2 or, to the best of their knowledge, any of the executive officers, directors or principals of such persons, in each case which are listed in Schedule I and II, have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or state securities laws or finding any violation with respect to such laws.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

           Under the Investment Agreement, which was filed as Exhibit 9 to the Schedule 13D and is incorporated herein by reference, Kayne Anderson and Sunrise agreed to use their reasonable best efforts to (a) agree upon the means or a transaction to acquire either substantially all of the assets or all of the outstanding equity interests in Day Runner and (b) agree upon the rights and obligations of Kayne Anderson and Sunrise with respect to the ownership and governance of Day Runner or any other entity created for the purposes of holding debt (the "Debt") and the assets or equity interests of Day Runner. Under the Investment Agreement, Kayne Anderson and Sunrise also agreed to contribute, or to cause Osmond and Day Holdings to contribute, the Debt to a Delaware limited liability company formed for the purposes of holding the Debt and serving as the vehicle with respect to any further transactions involving Day Runner. In that regard, on June 27, 2001, KAYSUN Holdings was formed to acquire and hold the debt or equity interests in or assets of Day Runner .

         In furtherance of the agreements discussed above, on August 9, 2001 Osmond and Day Holdings transferred the Debt, including approximately $29 million principal amount (plus additional amounts as may be added to the principal amount as a result of the payment of interest in kind from June 30, 2001) of senior secured convertible debt (the "Convertible Debt"), to KAYSUN Holdings. The Convertible Debt is convertible into shares of Day Runner common stock at a price of one share for each $1.15 principal amount of Convertible Debt. The total number of shares of Day Runner common stock into which the Convertible Debt may be converted, however, is limited to 80% of the then-authorized common stock of Day Runner (after conversion). Day Runner currently has authorized 29,000,000 shares of common stock. Accordingly, $26,680,000 principal amount of Convertible Debt may be converted into a total of up to 23,200,000 shares of Day Runner common stock, or approximately 90.6% of the total shares of Day Runner common stock outstanding after the conversion. The foregoing figures are based on 2,408,796 shares of Day Runner common stock outstanding as of March 31, 2001. KAYSUN Holdings intends to convert $26,680,000 principal amount of the Convertible Debt into shares of Day Runner common stock and contribute such shares to Kaysun Inc., a newly-formed wholly-owned subsidiary of KAYSUN Holdings. KAYSUN Holdings intends to cause Kaysun Inc. to merge into Day Runner, pursuant to a short-form merger, with Day Runner continuing as the surviving corporation (the "Merger"). Upon consummation of the Merger, KAYSUN Holdings will own 100% of the equity interest in Day Runner and will have complete control over Day Runner's business.

         The Reporting Persons, depending upon market conditions and other factors and subject to any restrictions on transfer set forth in the Shareholders Agreement dated as of November 1, 2000, in the future, may acquire additional shares of Day Runner common stock or dispose of all or a portion of the Day Runner common stock which the Reporting Persons now own or hereafter may acquire.


Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) and (b)

         Each of the Reporting Persons expressly disclaims beneficial ownership of all shares of Common Stock other than those shares of Common Stock over which each respective Reporting Person maintains sole dispositive power.

Osmond

         Amount beneficially owned: 23,200,000
         Percent of class: 90.6%
         Number of shares to which Osmond has:

                  (i)   Sole power to vote or to direct the vote: 0
                  (ii)  Shared power to vote or to direct the vote:
                        23,200,000
                  (iii) Sole power to dispose or to direct the disposition
                        of: 11,600,000
                  (iv) Shared power to dispose or to direct the disposition of: 0

Day Holdings

         Amount beneficially owned: 23,200,000
         Percent of class: 90.6%
         Number of shares to which Day Holdings has:

                  (i)   Sole power to vote or to direct the vote: 0
                  (ii)  Shared power to vote or to direct the vote:
                        23,200,000
                  (iii) Sole power to dispose or to direct the disposition
                        of: 6,275,600
                  (iv) Shared power to dispose or to direct the disposition of: 5,324,400

KAYSUN Holdings

         Amount beneficially owned: 23,200,000
         Percent of class: 90.6%
         Number of shares to which KAYSUN Holdings has:

                  (i)   Sole power to vote or to direct the vote: 23,200,00
                  (ii)  Shared power to vote or to direct the vote:
                  (iii) Sole power to dispose or to direct the disposition
                        of: 23,200,000
                  (iv) Shared power to dispose or to direct the disposition of:

Sunrise Capital Partners, L.P.

         Amount beneficially owned: 23,200,000
         Percent of class: 90.6%
         Number of shares to which Sunrise has:

                  (i)   Sole power to vote or to direct the vote: 0
                  (ii)  Shared power to vote or to direct the vote:
                        23,200,000
                  (iii) Sole power to dispose or to direct the disposition
                        of: 11,600,000
                  (iv) Shared power to dispose or to direct the disposition of: 0

Sunrise Advisors, LLC

         Amount beneficially owned: 23,200,000
         Percent of class: 90.6%
         Number of shares to which Sunrise Advisors has:

                  (i)   Sole power to vote or to direct the vote: 0
                  (ii)  Shared power to vote or to direct the vote:
                        23,200,000
                  (iii) Sole power to dispose or to direct the disposition
                        of: 11,600,000
                  (iv) Shared power to dispose or to direct the disposition of: 0

Arbco

         Amount beneficially owned: 23,200,000
         Percent of class: 90.6%
         Number of shares to which Arbco has:

                  (i)   Sole power to vote or to direct the vote: 0
                  (ii)  Shared power to vote or to direct the vote:
                        23,200,000
                  (iii) Sole power to dispose or to direct the disposition
                        of: 0
                  (iv) Shared power to dispose or to direct the disposition of: 1,960,400

KADCP

         Amount beneficially owned: 23,200,000
         Percent of class: 90.6%
         Number of shares to which KADCP has:

                  (i)   Sole power to vote or to direct the vote: 0
                  (ii)  Shared power to vote or to direct the vote:
                        23,200,000
                  (iii) Sole power to dispose or to direct the disposition
                        of: 0
                  (iv) Shared power to dispose or to direct the disposition of: 3,364,000

(c)      The contents of Item 4 are incorporated herein by reference.

(d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           The contents of Item 4 of Schedule 13D and this Amendment No. 1 are incorporated herein by reference. An aggregate of 358,723 shares of Day Runner common stock are held by two individual members of Day Holdings who have an informal understanding to sell such shares to KAYSUN Holdings, at the request of KAYSUN Holdings, at a price not to exceed $0.10 per share. These shares represent approximately 1.4% of the Day Runner shares outstanding assuming conversion of the Convertible Debt as described above.

Item 7.    Material to be Filed as Exhibits.

         Exhibit 1       Joint Filing Agreement, dated as of August 9,
                         2001

         Exhibit 2 Assignment and Acceptance, dated as of August 8, 2001, between Day Holdings LLC and KAYSUN Holdings LLC.

         Exhibit 3 Assignment and Acceptance, dated as of August 8, 2001, between Osmond Acquisition Company LLC and KAYSUN Holdings LLC.



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 9, 2001


                                        OSMOND ACQUISITION COMPANY LLC


                                        By:  /s/ Michael D. Stewart
                                             ------------------------------
                                        Name:   Michael D. Stewart
                                        Title:  Principal


                                        DAY HOLDINGS LLC


                                        By: /s/ David Shladovsky
                                            ------------------------------
                                        Name:   David Shladovsky
                                        Title:  General Counsel


                                        KAYSUN HOLDINGS LLC


                                        By SUNRISE CAPITAL PARTNERS, L.P.
                                        as its Managing Member, by SUNRISE
                                        ADVISORS, LLC as its General
                                        Partner


                                        By: /s/ Michael D. Stewart
                                            ------------------------------
                                        Name:   Michael D. Stewart
                                        Title:  Principal


                                        By KAYNE ANDERSON CAPITAL ADVISORS,
                                        Ltd., as its Managing Member, by
                                        KAYNE ANDERSON INVESTMENT
                                        MANAGEMENT, INC., as its General
                                        Partner


                                        By: /s/ David Shladovsky
                                            ------------------------------
                                        Name:   David Shladovsky
                                        Title:  General Counsel and Secretary


                                        SUNRISE CAPITAL PARTNERS, L.P.


                                        By SUNRISE ADVISORS, LLC as its
                                        General Partner


                                        By:  /s/ Michael D. Stewart
                                             ------------------------------
                                        Name:   Michael D. Stewart
                                        Title:  Principal


                                        SUNRISE ADVISORS, LLC


                                        By:  /s/ Michael D. Stewart
                                             ------------------------------
                                        Name:   Michael D. Stewart
                                        Title:  Principal


                                        ARBCO ASSOCIATES, L.P.


                                        By: /s/ David Shladovsky
                                            ------------------------------
                                        Name:   David Shladovsky
                                        Title:  General Counsel


                                        KAYNE ANDERSON DIVERSIFIED
                                        CAPITAL PARTNERS, L.P.


                                        By: /s/ David Shladovsky
                                            ------------------------------
                                        Name:   David Shladovsky
                                        Title:  General Counsel


                                                                 SCHEDULE I


         DIRECTORS AND EXECUTIVE OFFICERS OF SUNRISE ADVISORS, LLC

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Sunrise Advisors, LLC ("Sunrise Advisors") is set forth below.


David A. Preiser

Mr. Preiser is a citizen of the United States. Mr. Preiser's present principal occupation is serving as the Managing Member of Sunrise Advisors. Mr. Preiser's business address is 685 Third Avenue, 15th Floor, New York, New York 10017.


Larry S. Coben

Mr. Coben is a citizen of the United States. Mr. Coben's present principal occupation is serving as a Principal of Sunrise Advisors. Mr. Coben's business address is 685 Third Avenue, 15th Floor, New York, New York 10017.


Michael D. Stewart

Mr. Stewart is a citizen of the United States. Mr. Stewart's present principal occupation is serving as a Principal of Sunrise Advisors. Mr. Stewart's business address is 685 Third Avenue, 15th Floor, New York, New York 10017.


Joseph A. Julian

Mr. Julian is a citizen of the United States. Mr. Julian's present principal occupation is serving as a Principal of Sunrise Advisors. Mr. Julian's business address is 685 Third Avenue, 15th Floor, New York, New York 10017.


Irwin N. Gold

Mr. Gold is a citizen of the United States. Mr. Gold's present principal occupation is serving as a Senior Managing Director of Houlihan Lokey. Mr. Gold also serves as a Principal of Sunrise Advisors. Mr. Gold's business address is 1930 Century Park West, Los Angeles, CA 90067.


Jeffrey I. Werbalowsky

Mr. Werbalowsky is a citizen of the United States. Mr. Werbalowsky's present principal occupation is serving as a Senior Managing Director of Houlihan Lokey. Mr. Werbalowsky also serves as a Principal of Sunrise Advisors. Mr. Werbalowsky's business address is 601 Second Avenue S., #4950, Minneapolis, Minnesota 55402.



 DIRECTORS AND EXECUTIVE OFFICERS OF KAYNE ANDERSON INVESTMENT MANAGEMENT, INC.

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Kayne Anderson Investment Management, Inc. are set forth below. Except as indicated below, the individual's business address is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

Richard A. Kayne

Mr. Kayne is a citizen of the United States. Mr. Kayne's present principal occupation is serving as principal executive officer of Kayne Anderson Investment Management , Inc. ("KAIM") and two affiliated companies, Kayne Anderson Rudnick Investment Management, LLC ("KARIM"), a registered investment adviser, and KA Associates, Inc., a NASD-member broker/dealer ("KA").


John E. Anderson

Mr. Anderson is a citizen of the United States. Mr. Anderson's currently serves as Director and Chairman of KAIM and a Director of KA. Mr. Anderson also serves as President of Topa Equities, Ltd., a holding company for numerous private companies, and as Chairman of Topa Insurance Company.


Robert V. Sinnott

Mr. Sinnot is a citizen of the United States. Mr. Sinnot's present principal occupation is serving as Vice President of KAIM and Managing Director of Kayne Anderson Capital Advisors, L.P. ("KACA").


Howard M. Zelikow

Mr. Zelikow is a citizen of the United States. Mr. Zelikow's present principal occupation is serving as Director and Vice President of KAIM. Mr. Zelikow also serves as a Managing Director of KACA.


Ralph C. Walter

Mr. Walter is a citizen of the United States. Mr. Walters present principal occupation is Chief Operating Officer and Treasurer of KARIM. Mr. Walter also serves as Chief Operating Officer and Treasurer of KA, and as Treasurer of KAIM.


David J. Shladovsky

Mr. Shladovsky currently serves as General Counsel and Secretary of KAIM, KARIM, and KACA. Mr. Skladovsky was previously an attorney with the law firm of Hughes Hubbard & Reed LLP.


                                                                     EXHIBIT 1

                           JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on
Schedule 13D (including amendments thereto) with respect to the Common Stock of Day Runner, Inc. to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.


Dated: August 9, 2001

                                        OSMOND ACQUISITION COMPANY LLC


                                        By: /s/ Michael D. Stewart
                                            ------------------------------
                                        Name:   Michael D. Stewart
                                        Title:  Principal


                                        DAY HOLDINGS LLC


                                        By:  /s/ David Shladovsky
                                             ------------------------------
                                        Name:   David Shladovsky
                                        Title:  General Counsel


                                        KAYSUN HOLDINGS LLC


                                        By SUNRISE CAPITAL PARTNERS, L.P.
                                        as its Managing Member, by SUNRISE
                                        ADVISORS, LLC as its General
                                        Partner


                                        By:  /s/ Michael D. Stewart
                                             ------------------------------
                                        Name:  Michael D. Stewart
                                        Title: Principal


                                        By: KAYNE ANDERSON CAPITAL
                                        ADVISORS, Ltd., as its Managing
                                        Member, by KAYNE ANDERSON
                                        INVESTMENT MANAGEMENT, INC., as
                                        its General Partner


                                        By:  /s/ David Shladovsky
                                             ------------------------------
                                        Name:  David Shladovsky
                                        Title: General Counsel and Secretary


                                        SUNRISE CAPITAL PARTNERS, L.P.


                                        By SUNRISE ADVISORS, LLC as its
                                        General Partner


                                        By:  /s/ Michael D. Stewart
                                             ------------------------------
                                        Name:  Michael D. Stewart
                                        Title: Principal


                                        SUNRISE ADVISORS, LLC


                                        By:  /s/ Michael D. Stewart
                                             ------------------------------
                                        Name:  Michael D. Stewart
                                        Title: Principal


                                        ARBCO ASSOCIATES, L.P.


                                        By:  /s/ David Shladovsky
                                             ------------------------------
                                        Name:   David Shladovsky
                                        Title:  General Counsel


                                        KAYNE ANDERSON DIVERSIFIED
                                        CAPITAL PARTNERS, L.P.


                                        By:  /s/ David Shladovsky
                                             ------------------------------
                                        Name:  David Shladovsky
                                        Title: General Counsel